FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Offer presented by GRUPO PLANETA for the 25.1% equity interest owned by Telefonica, S.A. in Antena 3 de Television, S.A.	3

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

At its meeting of April 30th, 2003 the Board of Directors of Telefonica, S.A. has resolved, as part of the divestment process of its interest in Antena 3 de Television, S.A., as required by the Spanish legislation on private television, and in accordance with the resolutions adopted by the shareholders of Telefonica, S.A. in their General Meeting of April 11th, 2003, as follows:

  To accept the offer presented by GRUPO PLANETA for the 25.1% equity interest owned by Telefonica, S.A. in Antena 3 de Television, S.A.

  In accordance with the offer, the value of Antena 3 de Television, S.A., for sale- purchase purposes, amounts to 1,450 million euros.

  The sale- purchase agreement is subject to two conditions precedent, the obtaining of the administrative authorization provided in the Spanish Act 10/88 on Private Television (Ley de Television Privada) and the clearance from the Spanish Competition authorities.

  The sale- purchase shall be subject to the condition subsequent that the shares of Antena 3 de Television, S.A. be listed for trading in the Spanish stock market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 30th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors